UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER THE INVESTMENT COMPANY ACT OF 1940

IDX Funds Trust

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission (“Commission”) that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of the Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Beachwood, Ohio on the 11th day of January 2024.

IDX Funds Trust
With Respect to IDX Risk-Managed Bitcoin Strategy Fund and IDX Commodity Opportunities Fund

By:	/s/ Christopher MacLaren
Christopher MacLaren
President

Attest:	/s/ Bo J. Howell
Bo J. Howell
Secretary